UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number 000-23467
A.	Full title of the Plan:
PENWEST PHARMACEUTICALS CO.
SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office
PENWEST PHARMACEUTICALS CO.
39 OLD RIDGEBURY ROAD, SUITE 11
DANBURY, CT 06810-5120

Penwest Pharmaceuticals Co.
Savings Plan
Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Board of Directors
Penwest Pharmaceuticals Co. Savings Plan
We have audited the accompanying statements of net assets available for benefits of Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Stamford, Connecticut
June 28, 2007

Penwest Pharmaceuticals Co. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments:
Short term investments	$4,962,687	$4,338,407
Penwest Pharmaceuticals Co. common stock	930,179	1,194,445
Participant loans	48,945	45,642

Net assets available for benefits	$5,941,811	$5,578,494

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005

Additions
Investment income:
Net appreciation in fair value of investments	$326,450	$643,963
Interest and dividends	30,471	30,268

	356,921	674,231

Contributions:
Participants	469,626	449,640
Employer	238,534	233,974

	708,160	683,614

Net increase	1,065,081	1,357,845

Deductions
Benefits paid to participants	696,868	1,355,565
Deemed distributions of participant loans	—	7,001
Administrative expenses	4,896	1,677

Total deductions	701,764	1,364,243

Net increase (decrease) in net assets available for benefits	363,317	(6,398)

Net assets available for benefits:
Beginning of year	5,578,494	5,584,892

End of year	$5,941,811	$5,578,494

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements
1.	Description of the Plan
The following description of the Penwest Pharmaceuticals Co. (the “Company” or the “Employer”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s administrative committee (the “Plan Administrator”).
General
The Plan is a defined contribution plan covering all employees of the Company. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. Prudential Retirement Insurance and Annuity Company (“PRIAC”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Participants may contribute from 1% up to 15% of pre-tax compensation, as defined in the Plan. In addition, effective as of January 1, 2005, any participant who was eligible to make a pre-tax contribution and who has attained age 50 by the end of the Plan year is eligible to make a catch-up contribution. The maximum catch-up contribution for 2006 is $5,000. The 15% limit set forth above does not apply to catch-up contributions. The Company may make quarterly matching contributions, as defined in the Plan, in an amount equal to a percentage of each participant’s pre-tax contributions to the Plan up to 6% of compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan year.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions, related Company matching and discretionary contributions, if any, and allocations of earnings or losses on the Plan’s investments. Allocations are based on participant account balances. Forfeitures of nonvested amounts are generally used to reduce future Employer contributions; however, forfeitures may also be applied against the Plan’s administrative expenses and for the reinstatement of previously forfeited balances.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
1.	Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions, as well as in any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as in any earnings thereon, is based on years of credited service and vest in accordance with the following schedule:

Credited Service	% Vested

Less than one year	0%
One year	25%
Two years	50%
Three years	75%
Four years or more	100%
In the event of disability, attainment of age 65 or death of a participant, the related Employer contributions and earnings thereon become fully vested.
Investment Options
All of the Plan’s investment programs are fully participant-directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan’s current investment options.
Payment of Benefits
Upon termination, permanent disability or death, 100% of the value of the participant’s vested account may be paid to the participant or the participant’s beneficiary in a lump sum payment.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined in accordance with a loan policy adopted by the Plan Administrator.
Interest rates on outstanding loans as of December 31, 2006 and 2005 range from 5.25% to 10.5%. Loan terms currently permitted range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. Loans are secured by the balance in the participant’s account.
Expenses
Investment management expenses are charged to the Plan’s underlying investment funds, and the Plan pays transaction and account-based expenses. The Company pays all other expenses of the Plan, including administration, recordkeeping and trust service charges.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
1.	Description of the Plan (continued)
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.	Summary of Accounting Policies
Investment Valuation
Except for the Guaranteed Income Fund (described below), the Plan’s investments are stated at fair value. Pooled separate accounts are valued at fair market value based on quoted market prices of underlying investments and are represented by the net unit values held by the Plan at year-end. The Company’s common stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.
Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.
Guaranteed Income Fund
During 2006 and 2005, the Plan’s assets included amounts invested in a guaranteed income fund issued by the Trustee. The Plan’s investments in this fund are stated in accordance with Financial Accounting Standards Board (the “FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare Pension Plans” (the “FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. The Guaranteed Income Fund is carried at contract value, as reported to the Plan by the Trustee, which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006. Adoption of the FSP had no material effect on the Statements of Net Assets Available for Benefits as contract values approximate fair values.
Under the Guaranteed Income Fund, principal and interest are fully guaranteed by PRIAC. Guaranteed interest rates are announced in advance and are guaranteed for six-month periods. The guaranteed interest rate represents a blending of the interest

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Guaranteed Income Fund (continued)
rate conditions over time, rather than a single current (spot) rate. A “buy and hold” philosophy, coupled with a policy of dollar-cost averaging, provides reduced interest rate volatility and, over the long term, is intended to produce a return that tracks the yield of 5-year U.S. Treasury notes. The Guaranteed Income Fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate for this fund was 3.2% for January 1, 2006 through June 30, 2006, 3.4% for July 1, 2006 through December 31, 2006, and 3.2% for January 1, 2005 through June 30, 2005 and for July 1, 2005 through December 31, 2005. For all fully benefit-responsive investment contracts, the average yield earned by the Plan, and the average yield earned and credited to participants, was 3.3% for 2006 and 3.2% for 2005. There are no reserves against contract values for credit risk of contract issues or otherwise. PRIAC has the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the contract’s pool exceed ten percent of the pool’s balance on January 1. The Plan Administrator believes the occurrence of events allowing for a deferral is not probable at this time. PRIAC did not invoke this deferral provision in 2006 or 2005.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2006	2005

Prudential Retirement Insurance and Annuity Company Funds:
Guaranteed Income Fund —24,510 and 31,337 units, respectively	$732,547	$906,688
Alliance Bernstein Balanced Shares Fund — Class A — 18,157 and 27,792 units, respectively	404,453	546,858
Dryden S&P500® Index Fund — 7,392 and 7,997 units, respectively	617,052	579,477
Balanced Growth Fund —29,196 and 42,321 units, respectively	321,074	449,232
Mid Cap Growth/Artisan Partners Fund — 33,280 units	398,950	*
Lifetime40 Fund — 26,168 units	441,280	*
Franklin Balance Sheet Investment Fund — Class A — 4,236 units	349,175	*
Penwest Pharmaceuticals Co. common stock — 55,967 and 61,191 shares, respectively	930,179	1,194,445

*	Investment was less than 5% of the Plan’s net assets available for benefits.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2006	2005

Prudential Retirement Insurance and Annuity Company Funds:
Core Bond/BSAM Fund	$1,192	$(35)
High Grade Bond/BSAM Fund	8,767	2,837
Alliance Bernstein Balanced Shares Fund — Class A	74,049	15,450
Balanced Growth Fund	11,732	12,030
Balanced/Dresdner RCM Fund	—	(1,082)
Lifetime20 Fund	30,471	13,586
Lifetime30 Fund	16,701	9,371
Lifetime40 Fund	18,237	6,332
Lifetime50 Fund	12,752	2,038
Lifetime60 Fund	2,513	1,083
Dryden S&P500® Index Fund	85,339	30,794
Fidelity Advisor Equity Growth Account	3,691	2,962
Oakmark Select Fund — Class II	20,404	5,547
Mid Cap Growth/Artisan Partners Fund	30,402	21,122
Small Cap Growth/TimesSquare Fund	6,999	4,828
Lazard International Equity Account	5,297	7,496
American Century International Growth Account	1,821	3,820
International Growth/Artisan Partners Fund	29,424	10,474
International Value/LSV Asset Management Fund	26,647	—
Fidelity Advisor Equity Income Account	18,731	5,356
Franklin Balance Sheet Investment Fund — Class A	45,744	23,852
Penwest Pharmaceuticals Co. common stock	(124,463)	466,102

	$326,450	$643,963

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated November 3, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue code

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
5. Income Tax Status (continued)
(the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
As a result of an operational review completed in 2005, the Plan Administrator identified deficiencies in the calculation of elective deferrals and the related Company matching contributions as they related to bonus compensation paid to participants of the Plan in prior years. In September 2005, the Company applied to enter into the IRS Voluntary Correction Program (the “VCP”) to undertake the corrective actions required, including payments of any lost earnings. These estimated payments of $232,000 were accrued as contributions receivable in the statement of net assets available for benefits at December 31, 2004 and were funded by the Company into the Plan in December 2005. The Plan received a compliance statement from the IRS dated November 3, 2006, indicating acceptance of the Company’s proposed corrective actions as described in the VCP application. All such corrective actions have been completed by the Company and the Plan Administrator believes this matter is now closed.

Supplemental Schedule

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2006

	Description of Investment
	Including Maturity Rate,
Identity of Issue, Borrower,	Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Current Value

* Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund — 24,510 units	$732,547
	Core Bond /BSAM Fund — 2,550 units	38,060
	High Grade Bond/ BSAM Fund — 16,890 units	259,550
	Alliance Bernstein Balanced Shares Fund — Class A — 18,157 units	404,453
	Balanced Growth Fund — 29,196 units	321,074
	Lifetime20 Fund — 13,195 units	229,779
	Lifetime30 Fund — 7,199 units	124,226
	Lifetime40 Fund — 26,168 units	441,280
	Lifetime50 Fund — 11,874 units	198,879
	Lifetime60 Fund — 2,096 units	34,257
	Dryden S&P500® Index Fund — 7,392 units	617,052
	Fidelity Advisor Equity Growth Account — 646 units	56,072
	Oakmark Select Fund — Class II — 3,532 units	139,623
	Mid Cap Growth/Artisan Partners Fund — 33,280 units	398,950
	Small Cap Growth/TimesSquare Fund — 3,139 units	75,330
	International Growth/Artisan Partners Fund — 14,802 units	222,305
	International Value/LSV Asset Management Fund — 9,450 units	142,780
	Fidelity Advisor Equity Income Account — 3,222 units	177,295
	Franklin Balance Sheet Investment Fund — Class A — 4,236 units	349,175

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2006
(continued)

	Description of Investment
Identity of Issue,	Including Maturity Rate,
Borrower,	Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Current Value

* Prudential Retirement Brokerage Services, Inc.	Penwest Pharmaceuticals Co. common stock — 55,967 shares	930,179

* Participant Loans	Interest rates ranging from 5.25% — 10.5%; maturity dates through 2015	48,945

		$5,941,811

*	Denotes party in interest to the Plan.
The cost column is not applicable as all of the Plan’s investment programs are fully participant-directed.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penwest Pharmaceuticals Co. Savings Plan
June 28, 2007	By:	/s/ Benjamin L. Palleiko
Benjamin L. Palleiko
Senior Vice President, Corporate Development and Chief Financial Officer Penwest Pharmaceuticals Co. Savings Plan Administrative Committee